Registrant Name:        The Latin America Equity Fund, Inc.
SEC File Number:        811-6413
CIK Number:             0000879357


RESULTS OF ANNUAL MEETING OF SHAREHOLDERS (UNAUDITED)

On April 22, 1997, the annual meeting of shareholders of The Latin America Equity Fund, Inc. (the "Fund") was held and the following matters were voted upon:

(1) To re-elect four directors to the Board of Directors of the Fund.

Name of Director        For          Withheld    Non-Votes
Dr. Enrique R. Arzac    5,043,823    253,969     3,300,585
George W. Landau        5,038,254    259,538     3,300,585
William W. Priest, Jr.  5,034,164    263,628     3,300,585
Richard W. Watt         5,036,721    261,071     3,300,585


In addition to the directors re-elected at the meeting, James J. Cattano, Peter A. Gordon and Martin M. Torino continue to serve as directors of the Fund.

(2) To ratify the selection of Coopers & Lybrand L.L.P. as independent public accountants for the year ending December 31, 1997.

For           Against     Abstain     Non-Votes
5,081,694     192,961     23,137      3,300,585

(3) To approve an amendment to the Fund's investment restrictions
to permit the Fund to issue "senior   securities" to the extent
permitted by the Investment Company Act of 1940, as amended.

For           Against      Abstain    Non-Votes
1,863,009     1,006,961    139,934    5,588,473

The Fund did not receive the required votes to approve the above proposal.

(4) To approve an amendment to the Fund's Articles of Incorporation relating to the size of the Board of Directors and the removal of Directors.

For            Against     Abstain    Non-Votes
4,769,306      387,856     140,630    3,300,585